[NuTech Digital, Inc. Logo]


                                 August 11, 2005

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

      Re:   NuTech Digital, Inc.
            Form 10-KSB for the year ended December 31, 2004
            Form 10-QSB for the period ended March 31, 2005
            Commission File No.: 000-50021

Dear Ms. Cvrkel:

      NuTech Digital, Inc. has read your comment letter and the response to it prepared by its attorneys, Richardson & Patel LLP. In that regard, NuTech Digital, Inc. acknowledges that:

      (1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

      (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

      (3) NuTech Digital, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            NuTECH DIGITAL, INC.


                                            By: /s/ Lee Kasper
                                               ---------------------------------
                                                  LEE KASPER, President